May 15, 2025

Stanton E. Ross
Chief Executive Officer
Digital Ally, Inc.
14001 Marshall Drive
Lenexa, KS 66215

       Re: Digital Ally, Inc.
           Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed May 2, 2025
           File No. 333-284448
Dear Stanton E. Ross:

     We have reviewed your post-effective amendment and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1
General

1.     We note that this post-effective amendment was filed to add Exhibit No.
23.1,
       Consent of RBSM LLP. Please revise to include a complete prospectus and to provide the disclosures in the respective sections as requested in our comments below.
Cover Page

2. We note that this registration statement covers shares underlying Series A and Series
       B Warrants that contain reset and/or    alternate cashless exercise
features. In the
       appropriate locations throughout your prospectus, your disclosure should emphasize that the number of shares issuable upon the exercise of the warrants under the reset provision increases as your stock price falls deeper below the initial exercise price of the warrants. In addition, in order to reflect the actual dilutive features of these
 May 15, 2025
Page 2

       securities, please compare the number of shares issuable to the number of shares that are currently outstanding. To the extent that the 79,787,234 shares registered here is insufficient to cover the aggregate number of shares to be issued upon exercise of the warrants, please be advised that a new registration statement might be required.
3. We note your references in your prospectus to an "alternate cashless exercise" of the
       Series B Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrants.
       In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout the prospectus by removing the references to "alternate cashless exercise" and exclusively using the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no cash upon the
       "alternate cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms.
4.     With respect to the Series B Warrants with an    alternate cashless
exercise    feature,
       please revise the cover page narrative and Prospectus Summary to explain, if true, that as a result of this feature you do not expect to receive any cash proceeds from the exercise of the Series B Warrants because it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share of common stock when they
       could choose the    alternate cashless exercise    option and pay no
money to receive
       more than one share. Further, please supplement your Use of Proceeds disclosure by quantifying the amount of proceeds to the issuer assuming that no funds are received from the exercise of the Series B Warrants.
5. We note your disclosure in the header that you are offering up to 79,787,234 Series B
       Warrants to    purchase    up to 79,787,234 shares of common stock.
Given the
       existence of the "alternate cashless exercise" provision, it appears that those warrants will be exercised without any purchase payment. Accordingly, revise the header to reflect that the Series B Warrants have a zero exercise price or no exercise price option.
Risk Factors
Risks Related to this Offering and the Ownership of Our Securities
You will experience immediate and substantial dilution..., page 18

6. We note the potential for substantial dilution from the "alternate cashless exercise"
       and reset provisions. With reference to the disclosure on page 18, please revise the risk factor disclosure, or add a new risk factor, to address potential dilution from the
       "alternate cashless exercise" and reset provisions that could adjust upward the number of shares of common stock underlying the Series A and Series B Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon exercise of the warrants.
We have been notified by Nasdaq of our failure to comply with certain continued listing requirements..., page 21
 May 15, 2025
Page 3

7. Please revise this risk factor to disclose that this offering could cause your common stock price to fall below the minimum bid price, which could result in its shares being delisted from Nasdaq. Further, we note your Form 8-K filed on May 7, 2025 that you effected a one-for-twenty reverse stock split on May 6, 2025. Revise your prospectus to disclose this event. Finally, we note that the same Form 8-K discussed that your stockholders approved another reverse stock split on May 7, 2025 ranging from one-
       for-five to one-for-one hundred. Please revise to clarify if you intend to effectuate another potential reverse stock split and, if so, disclose the proposed ratio.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-
3754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Joseph E. Segilia